Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Six Months Ended June 30, 2015	Year Ended Dec. 31
		2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income from operations	$123,536	$603,005	$575,203	$515,665	$544,630	$455,416
Add: Fixed charges	116,280	233,386	227,301	243,317	249,587	243,620
Total earnings, as defined	$239,816	$836,391	$802,504	$758,982	$794,217	$699,036
Fixed charges, as defined:
Interest charges	$100,856	$199,667	$191,889	$201,158	$208,003	$201,431
Interest component of leases	15,424	33,719	35,412	42,159	41,584	42,189
Total fixed charges, as defined	$116,280	$233,386	$227,301	$243,317	$249,587	$243,620
Ratio of earnings to fixed charges	2.1	3.6	3.5	3.1	3.2	2.9